UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2011

Commission File Number: 001-34985

Globus Maritime Limited
(Translation of registrant’s name into English)

128 Vouliagmenis Avenue, 3rd Floor, Glyfada, Athens, Greece, 166 74
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     ☒          Form 40-F     ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     ☐          No     ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

EXHIBIT INDEX

99.1

Globus Maritime Limited announces a correction to the press release issued on November 21, 2011, entitled “Globus Maritime Reports Financial Results for the Third Quarter & Nine Months Ended September 30, 2011.”

99.2

Press release issued on November 21, 2011, entitled ““Globus Maritime Reports Financial Results for the Third Quarter & Nine Months Ended September 30, 2011,” incorporating the changes as stated in Exhibit 99.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  November 22, 2011

GLOBUS MARITIME LIMITED

By:	/s/ Elias S. Deftereos
Name:	Elias S. Deftereos
Title:	Chief Financial Officer

Exhibit 99.1

GLOBUS MARITIME LIMITED

Globus Maritime Correction

Globus Maritime Limited announces a correction to the press release issued on November 21, 2011, entitled “Globus Maritime Reports Financial Results for the Third Quarter & Nine Months Ended September 30, 2011.”

The basic earnings per share figure and the weighted average number of shares for the nine month period ended September 30, 2011, was reported in error in yesterday’s press release. The correct statement for the nine month period ended September 30, 2011, is as follows: “Basic earnings per share of $0.56, calculated on 8,226,537 weighted average number of shares, compared to $0.47, calculated on 7,240,172 weighted average number of shares during the same period in 2010.”

The figures for the three months ended September 30, 2011 were reported correctly.

Exhibit 99.2

GLOBUS MARITIME LIMITED

Globus Maritime Reports Financial Results for the Third Quarter

& Nine Months Ended September 30, 2011

Athens, Greece, November 21, 2011. Globus Maritime Limited ("Globus," the “Company," “we,” or “our”), (NASDAQ: GLBS), a dry bulk shipping company, today reported its unaudited consolidated operating and financial results for the three-month and nine-month periods ended September 30, 2011.

Summary of Third Quarter 2011 Results

•

Revenue increased by 4.5% to $9.2 million;

•

Net Revenue increased by 3.8% to $8.3 million;

•

Adjusted EBITDA decreased by 8.9% to $5.1 million; adjusted EBITDA is a measure not in accordance with generally accepted accounting principles (“GAAP”). See a later section of this press release for a reconciliation of non-GAAP financial measures;

•

Total comprehensive income decreased by 47.8% to $1.2 million;

•

Basic earnings per share of $0.12, calculated on 10,039,794 weighted average number of shares compared to $0.32, calculated on 7,240,958 weighted average number of shares during the same period in 2010;

•

Average Time Charter Equivalent per vessel per day rate (“TCE”) of $14,912 with an average 6.2 vessels, versus an average TCE of $18,234 with an average 5.0 vessels operating during the same period in 2010. A calculation of the TCE is provided in a later section of this press release;

•

Fleet utilization was 95.9%; fleet utilization is further defined in a later section below.

Summary of Nine Months 2011 (“9M-11”) Results

•

Revenue increased by 24.5% to $25.4 million;

•

Net Revenue increased by 21.4% to $22.7 million;

•

Adjusted EBITDA increased by 18.3% to $14.2 million;

•

Total comprehensive income increased by 35.3% to $4.6 million;

•

Basic earnings per share of $0.56, calculated on 8,226,537 weighted average number of shares compared to $0.47, calculated on 7,240,172 weighted average number of shares during the same period in 2010;

•

Average TCE of $15,910 with an average 5.4 vessels operating, versus an average TCE of $19,316 with an average of 3.7 vessels operating during the same period in 2010;

•

Fleet utilization was 98.1% versus 99.1% during the same period in 2010.

Dividend Declaration

On October 20, 2011, Globus’ Board of Directors declared a quarterly cash dividend of $0.16 per common share for the third quarter of 2011. This dividend was paid on or about November 9, 2011, to shareholders of record as of October 31, 2011, at which time the Company had 10,044,556 common shares outstanding.

The Company is continuing the policy of paying a variable quarterly dividend in excess of 50% of the net income of the previous quarter, subject to any reserves the board of directors may from time to time determine are required. The declaration and payment of dividends, if any, will always be subject to the discretion of the board of directors of the Company, and the amount of dividends paid in any period is not indicative of the amount that may be paid in the future. The timing and amount of any dividends declared will depend on, among other things: our earnings, financial condition and anticipated cash requirements and availability, additional acquisitions of vessels, restrictions in our debt arrangements, the provisions of Marshall Islands law affecting the payment of distributions to shareholders, required capital and drydocking expenditures, reserves established by our board of directors, increased or unanticipated expenses, a change in our dividend policy, additional borrowings or future issuances of securities and other factors, many of which will be beyond our control. We can give no assurance that dividends will be paid in the future.

Liquidity and Capital Resources as of September 30, 2011

In June 2011 we signed a new bank loan with DVB Bank SE for a secured term loan to finance our two recent acquisitions. One subsidiary drew $19.0 million upon the delivery of the “Moon Globe” in June, while another subsidiary drew $18.0 million upon the delivery of the “Sun Globe” in September 2011.

During the third quarter of 2011 we repaid the following principal amounts to our banks:

1)

a regular installment of $0.5 million to Deutsche Schiffsbank;

2)

a regular installment of $0.4 million to DVB Bank;

3)

a voluntary prepayment of $14.5 million towards the revolving facility with Credit Suisse.

On September 30, 2011:

A)

our cash and bank balances and bank deposits were $8.0 million;

B)

our outstanding bank debt was $112.7 million while an amount up to $14.5 million remained undrawn and available under the Credit Suisse revolving facility;

C)

we were in compliance with our loan covenants.

Net cash used in investing activities during the nine months of 2011 included the $30.3 million paid for the acquisition of the “Sun Globe” and the $31.4 million paid for the “Moon Globe.”

In June 2011 Globus completed a follow-on offering of 2,750,000 common shares. The Company has 10,044,556 common shares issued and outstanding as of today.

In July 2011 Globus paid the dividend for the second quarter 2011, amounting to $1.2 million, to shareholders on record on June 17, 2011.

Management Commentary

George Karageorgiou, President and Chief Executive Officer of Globus Maritime Limited, said:

“We are happy to report profitable results for the three-month and nine-month periods ended September 30, 2011. We have declared and paid a cash dividend of $0.16 per share.

“The operating environment during the last few months continues to be adverse as the market is trying to absorb the new tonnage, mitigated by non-deliveries which continue to be around 34% of the order book, and scrapping that is accelerating. Despite the difficult market conditions, we have the ability to take advantage of accretive fleet expansion opportunities based on the strength of our balance sheet. Globus has established a track record of aggressive yet prudent fleet development in line with the market cycle.

“Thanks to the modern fleet, the efficient, in-house, cost effective technical and commercial management, the moderate leverage, and our experienced management team, we believe that Globus is insulated from much of the current market turbulence, allowing us to grow the Company.”

Elias Deftereos, Chief Financial Officer, added:

“At the end of September we were in compliance with all our loan covenants, while our Net Debt to Total Capitalization (Net Debt plus Total Equity) stood at 42.9%, a moderate figure for our industry. Today, our outstanding debt amounts to $112.7 million. Furthermore, unless we re-draw funds under the Credit Suisse revolving facility, our scheduled principal debt repayments for the remainder of 2011, 2012 and 2013 are $1.4, $5.4 and $13.4 million respectively.

“Our results for the third quarter 2011 reflect the weakness in the global marketplace for the transportation of dry bulk cargo. Despite this, we remain a profitable company, able to reward our shareholders with dividends. As we continue to expand the Company's future earnings power, we remain dedicated to maintaining an appropriate capital structure for the benefit of shareholders.”

Fleet Development

In September 2011 we took delivery of the Supramax “Sun Globe”, for a purchase price of $30.3 million.

Current Fleet Profile

Vessel	Year Built	Yard	Type	Month/Yr Delivered	DWT	FLAG
Tiara Globe	1998	Hudong Zhonghua	Panamax	Dec 2007	72,928	Marshall Isl.
River Globe	2007	Yangzhou Dayang	Supramax	Dec 2007	53,627	Marshall Isl.
Sky Globe	2009	Taizhou Kouan	Supramax	May 2010	56,855	Marshall Isl.
Star Globe	2010	Taizhou Kouan	Supramax	May 2010	56,867	Marshall Isl.
Jin Star	2010	Jiangsu Eastern	Kamsarmax	June 2010	79,387	Panama
Moon Globe	2005	Hudong-Zhonghua	Panamax	June 2011	74,432	Marshall Isl.
Sun Globe	2007	Tsuneishi Cebu	Supramax	Sept 2011	58,790	Malta
Weighted Average Age: 4.8 Years as of 9/30/2011					452,886

Fleet Deployment

The “Tiara Globe” is on a time charter (T/C) with Transgrain Shipping that began in February 2010 and is scheduled to expire in a minimum of 24 (maximum of 26) months from such date, at $20,000 per day gross.

The “River Globe” is on a T/C with Allied Maritime that began in August 2011 and is scheduled to expire in a minimum of 5 (maximum of 7) months from such date, at $14,500 per day gross.

The “Sky Globe” is on a T/C with HMM that began in September 2011 and is scheduled to expire in a minimum of 24 (maximum of 26) months from such date, at $12,000 per day gross for the first year and $12,500 per day gross thereafter.

The “Star Globe” is currently on a T/C with Allied Maritime that began in May 2011 and is scheduled to expire in a minimum of 6 (maximum of 8) months from such date, at $15,600 per day gross.

The “Jin Star” is on a bareboat charter with Eastern Media International and Far Eastern Silo & Shipping for a period of five years (which can be extended for one year at the charterer’s option, and thereafter extended one additional year at our option), at $14,250 per day gross.

The “Moon Globe” is currently on a T/C with a Gleamray Maritime Inc. guaranteed nominee until June 2013 at $18,000 per day net of commissions.

The “Sun Globe” is currently on a T/C with Cosco Qingdao until January 2015 at $16,000 per day gross.

As of the day of this press release we have secured under fixed employment 60% of our fleet days for 2012 and 44% for 2013.

Current Employment Profile

Vessel	Charterer	Expiration Date (Earliest)	Type	Gross Daily Rate
Tiara Globe	Transgrain Shipping	Jan. 2012	Time charter	$20,000
River Globe	Allied Maritime, Inc.	Jan 2012	Time charter	$14,500
Sky Globe	HMM	Aug. 2013	Time charter	$12,000 - 1st year $12,500 - 2nd year
Star Globe	Allied Maritime, Inc.	Jan. 2012	Time charter	$15,600
Jin Star	Eastern Media International - Far Eastern Silo & Shipping	Jan. 2015	Bareboat	$14,250
Moon Globe	Guaranteed nominee of Gleamray Maritime Inc.	June 2013	Time charter	$18,000 (net)
Sun Globe	Cosco Qingdao	Jan. 2015	Time charter	$16,000

Results of Operations

Third Quarter 2011 (“Q3-11”) Compared to the Third Quarter 2010 (“Q3-10”)

The Company recorded total comprehensive income for Q3-11 of $1.2 million, or $0.12 basic earnings per share, from $2.3 million and $0.32 basic earnings per share for Q3-10, mainly due to the following factors:

Revenue

Revenue in Q3-11 reached $9.2 million compared to $8.8 million in Q3-10, an increase of 4.5%, attributable to the 18.3% increase in the number of operating days (from 460 in Q3-10 to 544 in Q3-11) which was partially offset by the 18.2% decrease in the average TCE rate: during Q3-11 the vessels earned an average TCE of $14,912 as opposed to Q3-10 during which they had earned an average TCE of $18,234. The decrease in TCE rates resulted from lower charter rates achieved in the third quarter of 2011 versus the same period last year for some vessels in our fleet, as well as the decrease in utilization mainly due to a one-off operational incident. For similar reasons, net revenue reached $8.3 million in Q3-11 from $8.0 million in Q3-10, an increase of 3.8%. Globus operated an average of 6.2 vessels in Q3-11, compared to an average of 5.0 vessels in Q3-10.

Vessel operating expenses

Vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oils, insurance, maintenance, and repairs, increased by 53.3%, to $2.3 million for Q3-11 versus $1.5 million in Q3-10, an increase mainly attributable to the increase in the fleet size. Average daily operating expenses in Q3-11 reached $4,901 compared to $4,038 in Q3-10. The 21.4% increase in the average daily operating expenses is mostly due to the initial supplies for the vessel “Sun Globe” which was delivered to Globus in September 2011.

Depreciation and amortization

Depreciation and amortization increased by 29.2% to $3.1 million in Q3-11 from $2.4 million in Q3-10 as a result of the growth of the fleet. This includes $0.3 million associated with the amortization of fair value of above market time charters attached to the two vessels acquired in 2011, which are amortized over the remaining period of the time charters.

Interest expense and finance costs

Interest expenses amounted to $0.8 million versus $0.6 million in Q3-10, attributable primarily to the higher level of bank debt related to the last two vessel acquisitions.

9M-11 Compared to the Nine Months 2010 (“9M-10”)

Total comprehensive income increased by 35.3% to $4.6 million for 9M-11, or $0.56 basic earnings per share, from $3.4 million and $0.47 basic earnings per share during the same period in 2010 mainly due to the following factors:

Revenue

Revenue increased by 24.5% and reached $25.4 million in 9M-11 compared to $20.4 million for the same period in 2010. The increase is primarily attributable to the increase in the number of operating days (from 989 in 9M-10 to 1,439 in 9M-11) despite the 17.6% decrease in the average TCE rate: during 9M-11 the vessels earned an average TCE of $15,910 as opposed to the same period in 2010 during which they had earned an average TCE of $19,316. For the same reason, net revenue increased by 21.4% to $22.7million in 9M-11 compared to $18.7 million in 9M-10. Globus operated an average of 5.4 vessels in 9M-11 as opposed to operating an average of 3.7 vessels in 9M-10.

Vessel operating expenses

Vessel operating expenses increased by 39.0% to $5.7 million in 9M-11 compared to $4.1 million during the same period in 2010, an increase mainly attributable to the increase in the size of our fleet. Average daily operating expenses reached $4,753 in 9M-11 compared to $4,562 during the same period in 2010, a 4.2% increase.

Depreciation and amortization

Depreciation and amortization increased by 40.0% to $7.7 million in 9M-11 from $5.5 million in 9M-10 as a result of the growth of the fleet. This includes $0.3 million associated with the amortization of fair value of above market time charters attached to the two vessels acquired in 2011, which are amortized over the remaining period of the time charters.

Interest expense and finance costs

Interest expenses during 9M-11 amounted to $2.0 million versus $1.6 million in 9M-10, attributable primarily to the higher level of bank debt. The Company’s bank loans are denominated in U.S. dollars.

Loss/gain on derivative financial instruments

The valuation of interest rate swaps at the end of each period is affected by the prevailing interest rates at that time. On September 30, 2011, the two interest rate swap agreements (for $25 million in total, or 22.2% of our total debt outstanding of $112.7 million) were recorded at fair market value, which is the amount that would be paid by us or to us should those instruments be terminated. Non-cash unrealized gain of $0.03 million was recorded for 9M-11, compared to non-cash unrealized loss of $1.0 million during the same period in 2010, a result of the change in the fair market value of the interest rate swaps.

Scheduled Vessel Repairs

No vessels are scheduled to be drydocked until the end of 2011. The vessels “River Globe” and “Sun Globe” are scheduled to be drydocked during 2012.

Conference Call Details

The Company’s management team will host a conference call and simultaneous internet webcast to discuss these results today, November 21, 2011, at 9.00 a.m. Eastern Standard Time.

Investors may access the webcast by visiting the Company’s website at www.globusmaritime.gr and clicking on the webcast link. Participants may also dial into the call 10 minutes prior to the scheduled time using the following numbers: 1-866-819-7111 (from the US), 0800-953-0329 (from the UK), 00800-4413-1378 (from Greece), or +44 (0)1452-542-301 (all other callers). Please quote “Globus Maritime.”

A replay of the conference call will be available until November 28, 2011 by dialing 1-866-247-4222 (from the US), 0800-953-1533 (from the UK), or +44(0)1452 550-000 (all other callers). Access Code: 36407079#. In addition, a replay of the webcast will be available on the Company’s website at www.globusmaritime.gr.

SELECTED CONSOLIDATED FINANCIAL & OPERATING DATA

	Three months ended		Nine months ended
	September 30,		September 30,
(in thousands of U.S. dollars, except per share data)	2011	2010	2011	2010
	(Unaudited)		(Unaudited)
Statement of comprehensive income data:
Revenue	9,197	8,828	25,423	20,446
Voyage expenses	(853)	(856)	(2,682)	(1,701)
Net Revenue (1)	8,344	7,972	22,741	18,745
Vessels operating expenses	(2,328)	(1,486)	(5,742)	(4,124)
Depreciation	(2,667)	(2,263)	(7,245)	(5,079)
Depreciation of dry docking costs	(101)	(132)	(158)	(392)
Amortization of fair value of time charter acquired	(301)	-	(319)	-
Administrative expenses	(529)	(582)	(1,578)	(1,587)
Administrative expenses payable to related parties	(288)	(267)	(858)	(785)
Share-based payments	(87)	(83)	(276)	(231)
Gain on sale of vessels	-	-	-	7
Other expenses, net	-	12	(65)	(19)
Operating profit before financial activities	2,043	3,171	6,500	6,535
Interest income from bank balances & deposits	11	9	38	232
Interest expense and finance costs	(775)	(592)	(1,975)	(1,569)
(Loss)/gain on derivative financial instruments	(52)	(395)	25	(959)
Foreign exchange gains/(losses), net	9	96	-	(860)
Total loss from financial activities	(807)	(882)	(1,912)	(3,156)
Total comprehensive income for the period	1,236	2,289	4,588	3,379

Basic earnings per share for the period	0.12	0.32	0.56	0.47
Diluted earnings per share for the period	0.12	0.32	0.55	0.47
Adjusted EBITDA (2)	5,112	5,566	14,222	11,999

(1) Net Revenue is computed by subtracting voyage expenses from revenue. Net Revenue is not a recognized measurement under international financial reporting standards (“IFRS”) and should not be considered as an alternative or comparable to net income.

(2) Adjusted EBITDA represents net earnings before interest and finance costs net, gains or losses from the change in fair value of derivative financial instruments, foreign exchange gains or losses, income taxes, depreciation, depreciation of drydocking costs, amortization of fair value of time charter acquired, impairment and gains or losses on sale of vessels. Adjusted EBITDA does not represent and should not be considered as an alternative to total comprehensive income/(loss) or cash generated from operations, as determined by IFRS, and our calculation of Adjusted EBITDA may not be comparable to that reported by other companies. Adjusted EBITDA is not a recognized measurement under IFRS.

Adjusted EBITDA is included herein because it is a basis upon which we assess our financial performance and because we believe that it presents useful information to investors regarding a company’s ability to service and/or incur indebtedness and it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry.

Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under IFRS. Some of these limitations are:

•

Adjusted EBITDA does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;

•

Adjusted EBITDA does not reflect the interest expense or the cash requirements necessary to service interest or principal payments on our debt;

•

Adjusted EBITDA does not reflect changes in or cash requirements for our working capital needs; and

•

other companies in our industry may calculate Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.

Because of these limitations, Adjusted EBITDA should not be considered a measure of discretionary cash available to us to invest in the growth of our business.

The following table sets forth a reconciliation of total comprehensive income to Adjusted EBITDA for the periods presented:

	Three months ended		Nine months ended
	September 30,		September 30,
(Expressed in thousands of U.S. dollars)	2011	2010	2011	2010
	(Unaudited)		(Unaudited)

Total comprehensive income for the period	1,236	2,289	4,588	3,379
Interest and finance costs, net	764	583	1,937	1,337
Loss/(gain) on derivative financial instruments	52	395	(25)	959
Foreign exchange (gains)/losses net,	(9)	(96)	-	860
Depreciation	2,667	2,263	7,245	5,079
Depreciation of drydocking costs	101	132	158	392
Amortization of fair value of time charter acquired	301	-	319	-
Gain on sale of vessels	-	-	-	(7)
Adjusted EBITDA (unaudited)	5,112	5,566	14,222	11,999

	As of September 30,	As of December 31,
(Expressed in thousands of U.S. dollars)	2011	2010
	(Unaudited)	(Audited)
Consolidated Statement of financial position
Vessels, net	246,055	191,506
Office furniture and equipment	74	40
Other non-current assets	10	10
Total non-current assets	246,139	191,556
Cash and bank balances and bank deposits	8,018	24,618
Trade receivables, net	1,885	281
Inventories	636	467
Prepayments and other assets	492	1,530
Total current assets	11,031	26,896
Total assets	257,170	218,452
Share capital	40	29
Share premium	108,963	88,817
Retained earnings	30,267	28,942
Total equity	139,270	117,788
Long-term borrowings, net of current portion	106,843	85,332
Provision for staff retirement indemnities	64	56
Total non-current liabilities	106,907	85,388
Current portion of long-term borrowings	5,293	10,906
Trade accounts payable	1,555	1,346
Accrued liabilities and other payables	1,059	698
Derivative financial instruments	1,775	1,800
Deferred revenue	1,311	526
Total current liabilities	10,993	15,276
Total equity and liabilities	257,170	218,452

	Three months ended		Nine months ended
	September 30,		September 30,
(Expressed in thousands of U.S. dollars)	2011	2010	2011	2010
	(Unaudited)		(Unaudited)
Statement of cash flow data:
Net cash generated from operating activities	3,718	5,818	14,597	11,688
Net cash (used in)/generated from investing activities	(28,260)	9	(62,787)	(72,714)
Net cash generated from/(used in) financing activities	478	(1,842)	30,597	33,689

	Three months ended September 30,		Nine months ended September 30,
	2011	2010	2011	2010
Ownership days (1)	567	460	1,481	998
Available days (2)	567	460	1,467	998
Operating days (3)	544	460	1,439	989
Bareboat charter days (4)	92	92	273	94
Fleet utilization (5)	95.9%	100%	98.1%	99.1%
Average number of vessels (6)	6.2	5.0	5.4	3.7
Daily time charter equivalent (TCE) rate (7)	$14,912	$18,234	$15,910	$19,316
Daily operating expenses (8)	$4,901	$4,038	$4,753	$4,562

(1)

Ownership days are the aggregate number of days in a period during which each vessel in our fleet has been owned by us.

(2)

Available days are the number of ownership days less the aggregate number of days that our vessels are off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys.

(3)

Operating days are the number of available days less the aggregate number of days that the vessels are off-hire due to any reason, including unforeseen circumstances.

(4)

Bareboat charter days are the aggregate number of days during which the vessels in our fleet are subject to a bareboat charter.

(5)

We calculate fleet utilization by dividing the number of operating days during a period by the number of available days during the period.

(6)

Average number of vessels is measured by the sum of the number of days each vessel was part of our fleet during a relevant period divided by the number of calendar days in such period.

(7)

TCE rates are our revenue less net revenue from our bareboat charters less voyage expenses during a period divided by the number of our available days during the period excluding bareboat charter days, which is consistent with industry standards. TCE is a measure not in accordance with GAAP.

(8)

We calculate daily vessel operating expenses by dividing vessel operating expenses by ownership days for the relevant time period excluding bareboat charter days.

The following table reflects the calculation of our daily TCE rates for the periods presented.

	Three months ended		Nine months ended
	September 30,		September 30,
(Expressed in thousands of U.S. dollars, except number of days and TCE rates)	2011	2010	2011	2010
	(Unaudited)		(Unaudited)

Revenue	$9,197	$8,828	$25,423	$20,446
Less: Voyage expenses	$853	$856	$2,682	$1,701
Less: bareboat charter net revenue	$1,261	$1,262	$3,744	$1,283
Net revenue excluding bareboat charter revenue	$7,083	$6,710	$18,997	$17,462
Available days net of bareboat charter days	475	368	1,194	904
Daily TCE rate	$14,912	$18,234	$15,910	$19,316

About Globus Maritime Limited

Globus is an integrated dry bulk shipping company that provides marine transportation services worldwide and presently owns, operates and manages a fleet of dry bulk vessels that transport iron ore, coal, grain, steel products, cement, alumina and other dry bulk cargoes internationally. Globus’ subsidiaries own and operate seven vessels with a total carrying capacity of 452,886 DWT and a weighted average age of 4.8 years as of September 30, 2011.

Safe Harbor Statement

This communication contains “forward-looking statements” as defined under U.S. federal securities laws. Forward-looking statements provide the Company’s current expectations or forecasts of future events. Forward-looking statements include statements about the Company’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts or that are not present facts or conditions. Words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. The Company’s actual results could differ materially from those anticipated in forward-looking statements for many reasons specifically as described in the Company’s filings with the Securities and Exchange Commission. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this communication. Globus undertakes no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this communication or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks Globus describes in the reports it will file from time to time with the Securities and Exchange Commission after the date of this communication.

For further information please contact:

Globus Maritime Limited

+30 210 960 8300

Elias Deftereos, CFO

deftereos@globusmaritime.gr

Capital Link – New York

+1 212 661 7566

Nicolas Bornozis

globus@capitallink.com

Matthew Abenante